Exhibit 99.6

PRELIMINARY INFORMATION ON THE IMPLEMENTATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

CONTENTS

Letter from R Dyrbus, Finance Director
Introduction
Initial adoption of IFRS
Changes to presentation of financial statements
Accounting policy changes
Reconciliation of UK GAAP to IFRS
Balance sheet at 1 October 2004
Income statement for the year ended 30 September 2005
Balance sheet at 30 September 2005
Accounting policies to be adopted for the year ended 30 September 2006

LETTER FROM R DYRBUS, FINANCE DIRECTOR

Dear Shareholder

Preliminary information on the implementation of International Financial Reporting Standards

You will be aware that all European companies listed on a European Securities market are required to adopt EU endorsed International Financial Reporting Standards (IFRS) for accounting periods commencing on or after 1 January 2005. This means that the Group will prepare financial statements for the year ending 30 September 2006 in accordance with IFRS. These financial statements will include comparative information for 2005.

This publication is being made available to all shareholders and is intended to provide an explanation of the main impacts of adopting IFRS, and we have not therefore included the additional note disclosures. A cash flow statement has also not been presented as net cash flows will not be impacted. The impacts fall into two main categories:

•                  Presentational changes to the primary financial statements and disclosures

•                  Changes to the accounting policies

Within this publication, we have set out the preliminary reconciliation of the presentational differences between existing UK Generally Accepted Accounting Principles (UK GAAP) and IFRS, and the impact of accounting policy changes, on the Group balance sheets at 1 October 2004 and 30 September 2005. The Group income statement for the year ended 30 September 2005 shows the movements caused by changes in accounting policy only. This preliminary information has not been audited.

The most significant change to the Group’s income statement results from the non-amortisation of goodwill. Basic earnings per share for the year ended 30 September 2005 increased by 29.6p to 108.6p, of which 27.4p relates to goodwill amortisation. The Group’s net assets increased by £263m and £565m at 1 October 2004 and 30 September 2005 respectively, mainly as a result of including previously unrecognised pension scheme assets and liabilities, removing the accrual for the final dividend and adding back the 2005 goodwill amortisation charge to the goodwill asset at 30 September 2005.

Yours faithfully

R Dyrbus

Finance Director

24 November 2005

INTRODUCTION

Imperial Tobacco Group PLC (the Group) currently prepares its financial statements under UK Generally Accepted Accounting Principles (UK GAAP). Following a European Union regulation issued in 2002, from 1 October 2005 the Group is required to prepare its consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the EU (IFRS).

Accordingly, the Group’s first Annual Report under IFRS will be for the year ended 30 September 2006. The interim report for the six months to 31 March 2006 will be prepared in accordance with the accounting policies set out in this document. As the 2006 financial statements include comparatives for 2005, the Group’s date of transition to IFRS under IFRS 1 (“First time adoption of IFRS”) was 1 October 2004 and the 2005 comparatives have been restated to IFRS.

To explain how the Group’s reported performance and financial position are affected by this change, this document includes reconciliations of key figures under UK GAAP for the year ended 30 September 2005 with unaudited restated IFRS results. These reconciliations should be read in conjunction with the notes on the basis of preparation and explanation of adjustments.

The financial information has been prepared on the basis of the International Financial Reporting Standards (IFRSs) which include International Accounting Standards (IASs) and International Financial Reporting Interpretations Committee (IFRIC) interpretations that have been endorsed by the EU and those that are expected to be endorsed by 30 September 2006. In particular, the amendment to IAS 19 “Employee Benefits” issued by the International Accounting Standards Board (IASB) in December 2004 has been adopted on the basis that it is expected to be endorsed and applicable in respect of the year ending 30 September 2006.

It is important to note that standards currently in issue are subject to ongoing review and accordingly practice is continuing to evolve. Further standards or interpretations may also be issued that will be applicable for the year ending 30 September 2006, or that are mandatory for later accounting periods but that can be adopted early. The Group may need to review some of the accounting treatments it has used for the purpose of preparing this document as a result of emerging consensus on the practical application of IFRS and further technical opinions that may arise in forthcoming months. This means that the financial information in this document may need modification when the first complete set of financial statements under IFRS is prepared for the financial year ending 30 September 2006.

INITIAL ADOPTION OF IFRS

IFRS 1 sets out the requirements that apply on first time adoption of IFRS. Amongst other things, it requires that the IFRS accounting policies to be applied at 30 September 2006 are selected and then applied retrospectively in the opening balance sheet at 1 October 2004. IFRS 1 permits certain exemptions from the full requirements of IFRS in the transition period. The Group has taken the following exemptions:

IFRS 3 “Business Combinations”

The Group has elected not to apply IFRS 3 retrospectively to business combinations that took place prior to the date of transition. In the opening balance sheet, goodwill and other assets and liabilities acquired in previous transactions remain at the same carrying value as under UK GAAP.

IAS 21 “The Effects of Changes in Foreign Exchange Rates”

Cumulative exchange differences on retranslation of net investments in overseas subsidiaries, which are recognised separately in equity under IFRS, are deemed to be nil at 1 October 2004.

IFRS 2 “Share-based Payments”

The Group has elected to apply IFRS 2 only to equity-based employee compensation schemes in respect of awards granted after 7 November 2002 that remain unvested at 1 January 2005, the dates specified in IFRS 1.

IAS 39 “Financial Instruments: Recognition and Measurement” and IAS 32 “Financial Instruments: Disclosure and Presentation”

IAS 32 and IAS 39 are being applied prospectively from 1 October 2005 and consequently the restated figures for 2005 do not reflect the impact of these standards.

IAS 19 “Employee Benefits”

The Group has not taken advantage of the optional exemption to recognise all cumulative actuarial gains and losses with respect to employee retirement benefit schemes in the shareholders’ equity at 1 October 2004 since all actuarial gains and losses are recognised in full in the statement of recognised income and expense in the period in which they arise.

CHANGES TO PRESENTATION OF FINANCIAL STATEMENTS

IAS 1 “Presentation of Financial Statements” prescribes the format of the IFRS Group accounts, which is different to the UK GAAP presentation. While the format of primary financial statements under UK GAAP is governed by the Companies Act 1985, IAS 1 is less prescriptive in terms of the items that are required to be disclosed, particularly with regard to the income statement. It is possible that changes may occur in the required format and presentation of the primary financial statements as further interpretive guidance is published and best practice develops.

Exceptional items

IFRS does not contain the same specific presentation of “exceptional” items as UK GAAP but does require additional line items where necessary to aid understanding of financial performance. As a result, the Group intends to continue to separately identify items similar to those treated as exceptional items under UK GAAP.

Material items of income and expense were disclosed on the face of the UK GAAP profit and loss account where relevant to aid understanding of the Group’s financial performance. For the year ended 30 September 2005, these items related to a number of restructuring initiatives including the closure of our Montreal, Plattsburgh and Dublin factories, and the announced restructuring of our European cigarette operations and the closure of our South Wales factory. The costs mainly related to redundancy and employee related termination expenses and fixed asset write offs.

Cash flow statement

The format of the cash flow statement will change and the IFRS cash flow statement will explain the change in cash and cash equivalents rather than just cash as under UK GAAP. Cash and cash equivalents under IFRS comprise cash and liquid investments available within 3 months that are readily convertible to known amounts of cash and which have an insignificant risk of changing in value. A reconciliation of the net debt position will continue to be provided as additional information. Although the format of the cash flow statement will change, net cash flows will not be impacted and therefore, no reconciliation has been provided.

ACCOUNTING POLICY CHANGES

1. Post employment benefits

Under UK GAAP, the Group accounted for post employment benefits under Statement of Standard Accounting Practice 24 “Accounting for Pension Costs” (SSAP 24), whereby the cost of providing pensions was charged to the profit and loss account over the service lives of employees. Any variances arising from actuarial valuations were charged or credited to profit over the estimated remaining service lives of the employees.

Under IFRS, the assets and liabilities of each defined benefit scheme are valued at each balance sheet date to produce, for each scheme, a net asset or liability for recognition on the balance sheet. Actuarial gains and losses are recognised in full in the statement of recognised income and expense in the period in which they arise. All other service and interest costs and the expected return on assets are recognised in the income statement. This option is in accordance with the amendment to IAS 19 issued by the IASB on 16 December 2004 that is expected to be endorsed by the EU before 30 September 2006, and brings the methodology of IAS 19 substantially into line with Financial Reporting Standard 17 “Retirement Benefits” (FRS 17). This means that subject to presentation differences and minor valuation differences, the impacts are similar to those given in the FRS 17 disclosures provided under UK GAAP. Presentation differences include the following:

•                  IAS 19 allows the unwinding of the discounting on liabilities and the expected return on assets to be included in operating profit rather than in net finance costs as under FRS 17.

•                  Under IAS 19, plan surpluses are classified as non-current assets, plan deficits are classified as non-current liabilities, and any associated deferred tax balances are disclosed separately.

The adjustments to the UK GAAP balance sheet to reflect the adoption of IAS 19 are:

In £’s million	At 30 September 2005	At 1 October 2004

Retirement benefit assets	259	80
Deferred tax assets	39	20
Trade and other receivables	(59)	—
Retirement benefit liabilities	(50)	(43)
Deferred tax liabilities	(77)	(24)
Shareholders’ funds	112	33

The impact on retained profit for the year ended 30 September 2005 is an increase of £14m, offset by £2m of related deferred tax.

2. Intangible assets - goodwill

Under UK GAAP, goodwill on the balance sheet was amortised over its useful economic life. Under IFRS 3, amortisation of goodwill is prohibited. Instead goodwill is subject to an impairment review, at least annually, and whenever there is an indicator of impairment.

As a result, the value of the goodwill asset as at 1 October 2004 of £3,452m will no longer be amortised. The results for the year ended 30 September 2005 have been restated to reverse the goodwill amortisation charge of £198m recorded under UK GAAP.

The reversal of the goodwill amortisation charge does not affect the Group’s tax charge, because goodwill amortisation is not a deductible expense for tax purposes.

Impairment reviews were carried out at 1 October 2004 and 30 September 2005 in accordance with IAS 36 “Impairment of Assets” and no impairments were identified.

3. Intangible assets - other

Under UK GAAP, all computer software was included within tangible fixed assets in the balance sheet. Under IFRS, only software that is integral to another fixed asset can be included with that asset in tangible fixed assets. All other separately identifiable software must be recorded separately as an intangible asset. The charge to the income statement in respect of such software is classified as amortisation under IFRS rather than depreciation under UK GAAP.

At 1 October 2004 and 30 September 2005, £9m and £11m respectively of software were reclassified from tangible fixed assets to intangible assets. The depreciation of this software for the year ended 30 September 2005 of £7m has been reclassified from depreciation to amortisation.

4. Proposed final dividends

Under UK GAAP, proposed final dividends were accrued as an adjusting post balance sheet event in the accounting period to which they relate. Under IFRS, they are provided in the year that they are approved.

Therefore, the proposed final dividend for the year ended 30 September 2005 of £278m is reversed out of the income statement and balance sheet. Similarly, there is an adjustment to the opening balance sheet at 1 October 2004 of £253m representing the 2004 final dividend, which is recognised in the income statement for the year ended 30 September 2005.

5. Share-based payments

Under UK GAAP, the Group recognised a charge to the profit and loss account for its share option schemes over the performance period based on the difference between the exercise price of the award and the share price at the date of grant (the intrinsic value). Under IFRS, the charge is based on the fair value of the share options awarded at the date of grant spread over the vesting period.

There is an adjustment to the opening balance sheet at 1 October 2004 of £1m between the profit and loss reserve and the IFRS transition reserve.

The impact on operating profit for the year ended 30 September 2005 is an increase of £4m, with the other side of the accounting entry being a debit to shareholders’ funds as a reserves movement. There is therefore no impact on net assets.

6. Tax

IAS 12 “Income Taxes” covers the accounting for both current and deferred tax. There is no difference in the accounting for current tax between IAS 12 and the UK standard FRS 16 “Current tax”.

The basis of accounting for deferred tax is different under IAS 12 compared to the UK standard FRS 19 “Deferred tax”. Under UK GAAP, deferred tax was recognised only on timing differences that arose from the inclusion of gains and losses in tax assessments in periods different to those in which those gains and losses were included in the financial statements. Under IFRS, subject to specific exemptions, deferred tax is recognised on temporary differences, which include timing differences, arising from the difference between the tax base and accounting base of balance sheet items.

The Group has made adjustments to the balance sheets at 1 October 2004 and 30 September 2005 as follows:

•                  An adjustment of £7m to reflect deferred tax on fair value adjustments made to property valuations as a result of the Reemtsma acquisition.

•                  A further adjustment of £6m in respect of deferred tax on gains rolled over into replacement assets.

As described in (1) above, adjustments have also been made to deferred tax in respect of post employment benefits.

7. Holiday pay accrual

Under previous UK reporting, the Group did not account for holiday pay accruals unless legally obliged to make cash settlement. IAS 19 explicitly requires appropriate provision to be made for the cost of holiday entitlements not taken at the balance sheet date. The impact of the change is a £10m reduction in net assets at both 1 October 2004 and 30 September 2005, therefore with no impact on the income statement for the year ended 30 September 2005.

8. Spare parts

Under UK GAAP, spare parts for plant and machinery were held within inventories and expensed when used. Under IFRS, spare parts should be held within fixed assets and transferred to the relevant asset when used and depreciated accordingly. At 1 October 2004 and 30 September 2005, £23m and £21m respectively of spare parts were reclassified from inventories to property, plant and equipment. There was no impact on the income statement for the year ended 30 September 2005.

9. Financial Instruments

The Group transacts derivative financial instruments to manage the underlying exposure to foreign exchange and interest rate risks. Foreign currency borrowings are also used to hedge foreign exchange risk.

IAS 21 “The Effects of Changes in Foreign Exchange Rates”

Under UK GAAP, where cross-currency swaps have been used to hedge exchange risk, the book value of the underlying debt reflected the effect of the swap. Under IAS 21, the book value of these derivatives is shown separately on the balance sheet and the underlying debt is translated at the exchange rate ruling at the balance sheet date. This results in the following classification adjustments:

In £’s million	At 30 September 2005	At 1 October 2004

Derivative financial instruments - liabilities	(57)	(77)
Decrease in borrowings	57	77

IAS 39 “Financial Instruments: Recognition and Measurement”

Under UK GAAP, hedge accounting was applied to derivative financial instruments such that changes in the market value of the instrument were matched against changes in the value of the underlying hedged exposure. With the exception of cross-currency swaps, the instruments were kept off balance sheet and their impact disclosed in a note to the accounts.

IAS 39 requires that all derivative financial instruments be recognised on the balance sheet at fair value, with changes in the fair value being recognised in the income statement unless the instrument satisfies the much more restrictive hedge accounting rules under IFRS.

The Group has and continues to hedge underlying exposures in an efficient, commercial and structured manner. However the strict requirements of IAS 39 lead to some commercially effective hedge positions not being effective for accounting purposes. As a result of the more stringent requirements, the Group has decided not to apply hedge accounting as permitted under IAS 39. As a consequence of this, the reported annual financing charge under IFRS will be more volatile.

We have not adopted IAS 39 in the 2005 comparative figures. Consequently, there is no impact on the balance sheets at 1 October 2004 and 30 September 2005. As an indication, the fair value under UK GAAP of the derivative financial instruments at 1 October 2004 and 30 September 2005 were a net liability of £37m and £72m respectively.

RECONCILIATION OF UK GAAP TO IFRS

IFRS 1 requires an entity to explain how the transition from UK GAAP to IFRS has affected its financial performance and position.

We have included reconciliations for the following:

•                  Group balance sheet at 1 October 2004

•                  Group income statement for the year ended 30 September 2005

•                  Group balance sheet at 30 September 2005

The balance sheet reconciliations explain the transition in two stages. The first stage shows the restatement of the UK GAAP balance sheet into the IFRS format, using UK GAAP numbers. The second stage shows the movements caused by changes in accounting policies between UK GAAP and IFRS. The income statement shows the movements caused by changes in accounting policies only.

BALANCE SHEET AT 1 OCTOBER 2004 - EFFECT OF IAS 1 “PRESENTATION OF FINANCIAL STATEMENTS” (UNAUDITED)

UK GAAP balances in UK GAAP format		Pensions	Provisions	Debtors		UK GAAP balances in IFRS format
	£m	£m	£m	£m	£m

Fixed assets						Non-current assets

Intangible assets	3,547				3,547	Intangible assets
Tangible assets	651				651	Property, plant & equipment
Investments	7				7	Other investments

					—	Retirement benefit assets
				2	2	Trade & other receivables
				11	11	Deferred tax assets
	4,205	—	—	13	4,218

Current assets						Current assets

Stocks	864				864	Inventories
Trade debtors	898			(2)	896	Trade & other receivables
Corporate taxes	46				46	Current tax assets
Deferred tax	11			(11)	—
Other debtors and prepayments	66				66	Trade & other receivables
Investments	77				77	Cash and cash equivalents
Cash	262				262	Cash and cash equivalents
	2,224	—	—	(13)	2,211

Creditors: amounts falling due within one year						Current liabilities
Borrowings	(719)				(719)	Borrowings
Trade creditors	(125)				(125)	Trade & other payables
Corporate taxes	(167)				(167)	Current tax liabilities
Other taxes, duties and social security contributions	(1,055)				(1,055)	Trade & other payables
Other creditors	(88)				(88)	Trade & other payables
Accruals and deferred income	(149)				(149)	Trade & other payables

Proposed dividend	(253)				(253)	Trade & other payables
			(40)		(40)	Provisions
	(2,556)	—	(40)	—	(2,596)

Creditors: amounts falling due after more than one year						Non-current liabilities

Borrowings	(3,208)				(3,208)	Borrowings
					—	Derivative financial instruments
Deferred consideration	(58)				(58)	Trade & other payables
Accruals and deferred income	(1)				(1)	Trade & other payables
			(51)		(51)	Deferred tax liabilities
		(340)			(340)	Retirement benefit liabilities
			(39)		(39)	Provisions
	(3,267)	(340)	(90)	—	(3,697)

Provisions for liabilities and charges

Reorganisation and rationalisation	(52)		52		—
Unfunded pension obligations	(340)	340			—
Deferred taxation	(51)		51		—
Other	(27)		27		—
	(470)	340	130	—	—

Net assets	136	—	—	—	136	Net assets

Capital and reserves
Called up share capital	73				73	Share capital
Share premium account	964				964	Share premium account
Profit and loss account	(919)				(919)	Reserves
					—	IFRS reserve
Equity shareholders’ funds	118	—	—	—	118	Capital and reserves attributable to equity holders

Equity minority interests	18				18	Equity minority interests
	136	—	—	—	136	Total equity

BALANCE SHEET AT 1 OCTOBER 2004 - RECONCILIATION OF UK GAAP TO IFRS (UNAUDITED)

		IAS 19	IAS 10	IAS 12	IAS 21
UK GAAP		Post
balances in		employment			Financial
IFRS format		benefits	Dividends	Income Tax	instruments	Others	IFRS
	£m	£m	£m	£m	£m	£m	£m

Notes		1	4	6	9	3,5,7,8

Non-current assets

Intangible assets	3,547					9	3,556
Property, plant & equipment	651					14	665
Other investments	7						7
Retirement benefit assets	—	80					80
Trade & other receivables	2						2
Deferred tax assets	11	20					31
	4,218	100	—	—	—	23	4,341
Current assets

Inventories	864					(23)	841
Trade & other receivables	962						962
Current tax assets	46						46
Cash and cash equivalents	339						339
	2,211	—	—	—	—	(23)	2,188

Current liabilities

Borrowings	(719)						(719)
Trade & other payables	(1,670)		253				(1,417)
Current tax liabilities	(167)						(167)
Provisions	(40)					(10)	(50)
	(2,596)	—	253	—	—	(10)	(2,353)

Non-current liabilities

Borrowings	(3,208)				77		(3,131)
Derivative financial instruments	—				(77)		(77)
Trade & other payables	(59)						(59)
Deferred tax liabilities	(51)	(24)		(13)			(88)
Retirement benefit liabilities	(340)	(43)					(383)
Provisions	(39)						(39)
	(3,697)	(67)	—	(13)	—	—	(3,777)
Net assets	136	33	253	(13)	—	(10)	399

Share capital	73						73
Share premium account	964						964
Reserves	(919)					(1)	(920)
IFRS reserve*	—	33	253	(13)		(9)	264

Capital and reserves attributable to equity holders	118	33	253	(13)	—	(10)	381

Equity minority interests	18						18
Total equity	136	33	253	(13)	—	(10)	399

* The IFRS reserve is disclosed separately for illustrative purposes only and will be included within revenue reserves in the full financial statements.

INCOME STATEMENT FOR THE YEAR ENDED 30 SEPTEMBER 2005 (UNAUDITED)

		IAS 19	IFRS 3	IAS 10	IFRS 2
		Post
UK GAAP		employment			Share-based
balances		benefits	Goodwill	Dividends	payments	Restated
	£m	£m	£m	£m	£m	£m

Notes		1	2	4	5

Revenue including duty	11,255					11,255
Duty	(8,106)					(8,106)
Revenue less duty	3,149					3,149
Group operating profit	1,046	14	198	—	4	1,262
Finance costs - net	(184)					(184)
Profit before taxation	862	14	198	—	4	1,078
Taxation	(286)	(2)				(288)
Profit after taxation	576	12	198	—	4	790
Equity minority interests	(6)					(6)
Dividends	(398)			25		(373)
Retained profit for the year	172	12	198	25	4	411

Earnings per ordinary share for profit attributable to equity shareholders:

Basic	79.0p	1.6p	27.4p	—	0.6p	108.6p
Diluted	78.6p	1.6p	27.3p	—	0.6p	108.1p

BALANCE SHEET AT 30 SEPTEMBER 2005 - EFFECT OF IAS 1 “PRESENTATION OF FINANCIAL STATEMENTS” (UNAUDITED)

UK GAAP balances						UK GAAP
in UK GAAP						balances in
format		Pensions	Provisions	Debtors		IFRS format
	£m	£m	£m	£m	£m

Fixed assets						Non-current assets

Intangible assets	3,345				3,345	Intangible assets
Tangible assets	632				632	Property, plant & equipment
Investments	5				5	Other investments
					—	Retirement benefit assets
				53	53	Trade & other receivables
				23	23	Deferred tax assets
	3,982	—	—	76	4,058

Current assets						Current assets

Stocks	878				878	Inventories
Trade debtors	960				960	Trade & other receivables
Corporate taxes	44				44	Current tax assets
Deferred tax	23			(23)
Other debtors and prepayments	115			(53)	62	Trade & other receivables
Investments	25				25	Cash and cash equivalents
Cash	231				231	Cash and cash equivalents
	2,276	—	—	(76)	2,200

Creditors:						Current liabilities
amounts falling due
within one year

Borrowings	(707)				(707)	Borrowings
Trade creditors	(125)				(125)	Trade & other payables
Corporate taxes	(235)				(235)	Current tax liabilities

Other taxes, duties and social security contributions	(1,134)				(1,134)	Trade & other payables
Deferred consideration	(55)				(55)	Trade & other payables
Other creditors	(49)				(49)	Trade & other payables
Accruals and deferred income	(165)				(165)	Trade & other payables
Proposed dividend	(278)				(278)	Trade & other payables
			(40)		(40)	Provisions
	(2,748)	—	(40)	—	(2,788)

Creditors: amounts falling due after more than one year						Non-current liabilities

Borrowings	(2,832)				(2,832)	Borrowings Derivative financial instruments
Deferred consideration	(8)				(8)	Trade & other payables
Accruals and deferred income	(1)				(1)	Trade & other payables
Other creditors	(2)				(2)	Trade & other payables
			(43)		(43)	Deferred tax liabilities
		(388)			(388)	Retirement benefit liabilities
			(56)		(56)	Provisions
	(2,843)	(388)	(99)	—	(3,330)

Provisions for liabilities and charges
Reorganisation and rationalisation	(71)		71		—
Unfunded pension obligations	(388)	388			—
Deferred taxation	(43)		43		—
Other	(25)		25		—
	(527)	388	139	—	—
Net assets	140	—	—	—	140	Net assets

Capital and reserves

Called up share capital	73				73	Share capital
Share premium account	964				964	Share premium account
Profit and loss account	(916)				(916)	Reserves IFRS reserve

Equity shareholders’ funds	121	—	—	—	121	Capital and reserves attributable to equity holders
Equity minority interests	19				19	Equity minority interests
	140	—	—	—	140	Total equity

BALANCE SHEET AT 30 SEPTEMBER 2005 - RECONCILIATION OF UK GAAP TO IFRS (UNAUDITED)

		IAS 19	IFRS 3	IAS 10	IAS 12	IAS 21
UK GAAP		Post
balances in		employment				Financial
IFRS format		benefits	Goodwill	Dividends	Income Tax	instruments	Others	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m
Notes		1	2	4	6	9	3,5,7,8
Non-current assets
Intangible assets	3,345		198				11	3,554
Property, plant & equipment	632						10	642
Other investments	5							5
Retirement benefit assets	—	259						259
Trade & other receivables	53	(49)						4
Deferred tax assets	23	39						62
	4,058	249	198	—	—	—	21	4,526

Current assets
Inventories	878						(21)	857
Trade & other receivables	1,022	(10)						1,012
Current tax assets	44							44
Cash and cash equivalents	256							256
	2,200	(10)	—	—	—	—	(21)	2,169

Current liabilities
Borrowings	(707)							(707)
Trade & other payables	(1,806)			278				(1,528)
Current tax liabilities	(235)							(235)
Provisions	(40)						(10)	(50)
	(2,788)	—	—	278	—	—	(10)	(2,520)

Non-current liabilities
Borrowings	(2,832)					57		(2,775)
Derivative financial instruments	—					(57)		(57)

Trade & other payables	(11)							(11)
Deferred tax liabilities	(43)	(77)			(13)			(133)
Retirement benefit liabilities	(388)	(50)						(438)
Provisions	(56)							(56)
	(3,330)	(127)	—	—	(13)	—	—	(3,470)

Net assets	140	112	198	278	(13)	—	(10)	705

Share capital	73							73

Share premium account	964							964
Reserves	(916)	79	198	25			(1)	(615)
IFRS reserve*	—	33		253	(13)		(9)	264
Capital and reserves attributable to equity holders	121	112	198	278	(13)	—	(10)	686
Equity minority interests	19							19
Total equity	140	112	198	278	(13)	—	(10)	705

* The IFRS reserve is disclosed separately for illustrative purposes only and will be included within revenue reserves in the full financial statements.

ACCOUNTING POLICIES TO BE ADOPTED FOR THE YEAR ENDED 30 SEPTEMBER 2006

Basis of preparation

These accounting policies are based on the EU adopted IFRSs, IASs and IFRIC interpretations that the Group expects to be applicable for the year ended 30 September 2006. The standards and interpretations that will be applicable are not known with certainty at the time of preparing this preliminary information. In particular, the amendment to IAS 19 issued by the International Accounting Standards Board (IASB) in December 2004 has been adopted on the basis that it is expected to be endorsed and applicable in respect of the year ending 30 September 2006.

The 2006 financial statements will be the Group’s first consolidated financial statements prepared under IFRS, with a transition date of 1 October 2004. Consequently, the comparative figures for 2005 have been restated in accordance with IFRS, with the exception of IAS 32 and IAS 39 on financial instruments which have been applied prospectively from 1 October 2005, as permitted by IFRS 1 “First time adoption of International Financial Reporting Standards”.

In addition, IFRS 1 allows certain further exemptions from retrospective application of IFRS in the opening balance sheet at 1 October 2004. Where these have been used, they are explained in the relevant policy below.

The financial statements have been prepared in accordance with the historical cost convention except as described in the policy for financial instruments below.

Basis of consolidation

The consolidated accounts comprise Imperial Tobacco Group PLC (the Company) and its subsidiary undertakings, together with the Group’s share of the results of its associates.

(i) Subsidiaries

Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an enterprise taking into account any potential voting rights. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the consideration plus costs directly attributable to the acquisition. The excess of the cost of the acquisition over the Group’s share of the fair value of the net identifiable assets of the subsidiary acquired is recorded as goodwill. Intragroup transactions, balances and unrealised gains on transactions between Group companies are eliminated; unrealised losses are also eliminated unless costs cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

(ii) Associates

Associates are those enterprises in which the Group has the power to exert significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group’s share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. Where the Group’s share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

Foreign currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency).

The income and cash flow statements of non-sterling denominated Group entities are translated to sterling (the Group’s presentation currency) at average rates of exchange in each period. Assets and liabilities of these undertakings are translated at rates of exchange ruling at the balance sheet date. The differences between retained profits and losses translated at average and closing rates are taken to reserves, as are differences arising on the retranslation to sterling of non-sterling denominated Group entity net assets at the beginning of the year.

Any differences that have arisen since 1 October 2004 are presented as a separate component of equity. As permitted by IFRS 1, any differences prior to this date are not included in this separate component of equity.

Foreign currency transactions are initially recorded at the exchange rate ruling at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at exchange rates ruling at the balance sheet date of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying net investment hedges.

Revenue recognition

Revenue comprises the invoiced value for the sale of goods and services net of sales taxes, rebates and discounts. Revenue from the sale of goods is recognised when a Group entity has delivered products to the customer, the customer has accepted the products and collectibility of the related receivables is reasonably assured. Sales of services which include fees for distributing third party products are recognised in the accounting period in which the services are rendered. Licence fees are recognised on an accruals basis in accordance with the substance of the relevant agreements.

Segmental reporting

A segment is a distinguishable component of the Group that is engaged in providing products or services within a particular economic environment.

The principal activity of the Group is the manufacture, marketing and sale of tobacco and tobacco related products. The management structure is based on geographical regions rather than by product group. These geographical regions of UK, Germany, Rest of Western Europe and Rest of the World have been used as the primary reporting segments. Different tobacco products are not subject to significantly different risks and returns and as a consequence, the Group has only one business segment and no secondary segment disclosure has been made.

The prices agreed between Group companies for intragroup sales of materials, manufactured goods, charges for royalties, commissions and fees are based on normal commercial practices which would apply between independent businesses. The central costs are allocated to segments on a consistent basis, reflecting activity levels.

Financial instruments

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the relevant instrument. Financial assets are derecognised when the rights to receive benefits have expired or been transferred, and the Group has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognised when the obligation is extinguished.

Non-derivative financial assets are classified as either loans and receivables or cash and cash equivalents. They are stated at amortised cost using the effective interest method, subject to reduction for allowances for estimated irrecoverable amounts. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, and is recognised in the income statement. For interest-bearing assets, their carrying value includes accrued interest receivable.

Cash and cash equivalents include cash in hand and deposits held on call, together with other short-term highly liquid investments.

Non-derivative financial liabilities are stated at amortised cost using the effective interest method. For borrowings, their carrying value includes accrued interest payable, as well as unamortised issue costs.

The Group transacts derivative financial instruments to manage the underlying exposure to foreign exchange and interest rate risks. The Group does not transact derivative financial instruments for trading purposes. However, as the Group has decided not to hedge account for its derivative financial instruments, they are accounted for through the income statement.

Derivative financial assets and liabilities are stated at fair value, which includes accrued interest receivable and payable where relevant. Changes in fair values are recognised in the income statement in the period in which they arise.

Application of IAS 32 and IAS 39. As noted above, the Group has applied IAS 32 and IAS 39 prospectively from 1 October 2005, as permitted by the two standards. For the year ended 30 September 2005, financial instruments are accounted for in accordance with UK GAAP and therefore the amounts are not comparable with those that will be reported for 2006.

Leased assets

Leases in which a significant portion of the risks and rewards of ownership are passed to the lessee are classified as finance leases.

Assets acquired under finance leases are capitalised and depreciated in accordance with the Group’s policy on property, plant and equipment over the shorter of the lease term and the useful life. The associated obligations are included in financial liabilities.

Leases in which a significant portion of the risks and rewards are retained by the lessor are classified as operating leases. Rentals payable under operating leases are charged to the income statement as incurred, on a straight line basis over the period of the lease.

Provisions

A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, it is more likely than not that an outflow of resources will be required to settle that obligation, and a reliable estimate of the amount can be made.

A provision for restructuring is recognised when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been publicly announced. Future operating losses are not provided for.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Property, plant and equipment

Land and buildings comprise mainly factories and offices.

Property, plant and equipment are shown in the balance sheet at their historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the assets’ carrying amounts or recognised as a separate asset as appropriate only when it is probable that future economic benefits associated with them will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement as incurred.

Land is not depreciated. Depreciation is provided so as to write off the initial cost of each asset to their residual values over their estimated useful lives as follows:

Buildings	up to 50 years	(straight line)
Plant and equipment	2 - 20 years	(straight line / reducing balance)
Fixtures and motor vehicles	2 - 14 years	(straight line)

The assets’ residual values and useful lives are reviewed and adjusted, if appropriate, at each balance sheet date. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amounts. These are included in the income statement.

Intangible assets - goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets and liabilities acquired, both tangible and intangible.

Goodwill arising on acquisitions made on or after 27 September 1998 is capitalised. Previously all goodwill was written off through equity in the period of acquisition. Goodwill arising on acquisitions prior to 1 October 2004 is stated in accordance with UK GAAP and has not been remeasured on transition to IFRS as permitted by IFRS 1. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Any impairment is recognised immediately in profit or loss and cannot be subsequently reversed. Goodwill is allocated to groups of cash-generating units for the purpose of impairment testing. Each of these cash-generating units represents the Group’s investment in each primary reporting segment. Gains or losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill previously written off directly to reserves under UK GAAP is not recycled to the income statement on the disposal of the subsidiary or associate to which it relates.

Intangible assets - other

These consist mainly of acquired trade marks and licences , and computer software which are carried at cost less accumulated amortisation. They are amortised on a straight line basis over their useful lives. For trade marks and licences, the useful life does not exceed 20 years. Computer software is written off over a period that does not exceed five years.

Impairment of assets

Assets that have an indefinite life are not subject to amortisation and are tested at least annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised in the income statement for the amount by which the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is the higher of the net selling price and the value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Retirement benefit costs

The asset or liability recognised in the balance sheet in respect of defined benefit pension schemes is calculated in accordance with IAS 19, based on the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The actuarial assumptions used to calculate the benefit obligations vary according to the economic conditions of the country in which the plan is located. Where the calculation results in a benefit to the Group, the asset is only recognised where it represents a future economic benefit which is actually available to the Group. The asset is limited to the net total of any cumulative unrecognised past service costs and the present value of any future refunds from the schemes or reductions in future contributions to the schemes.

Actuarial gains and losses arise when the values of plan assets and liabilities are re-measured at the balance sheet date. They result where actual events during the year differ from the actuarial assumption in the previous valuation (experience adjustments), changes in actuarial assumptions and amendments to pension schemes. They are recognised in full in the statement of recognised income and expense in the period in which they arise.

The Group has not taken advantage of the optional exemption under IFRS 1 to recognise all cumulative actuarial gains and losses with respect to employee retirement benefit schemes in the shareholders’ equity at 1 October 2004 since all actuarial gains and losses are recognised in full in the statement of recognised income and expense in the period in which they arise.

Dividends

Final dividends are recognised as a liability in the Group’s financial statements in the period in which the dividends are approved by shareholders, while interim dividends are recognised in the period in which the dividends are paid.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out (FIFO) method. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity) but excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Tobacco inventories which have an operating cycle that exceeds twelve months are classified as current assets, consistent with recognised industry practice.

Taxes

Income tax on the profit or loss for the year comprises current and deferred tax.

Current tax is the expected tax payable on the taxable income for the year, using tax rates substantially enacted at the balance sheet date, and any adjustments to tax payable in respect of previous years.

Deferred tax is provided in full on temporary differences between the carrying amount of assets and liabilities in the financial statements, and the tax base. Deferred tax assets are recognised only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. Deferred tax assets and liabilities are not discounted.

Deferred tax is determined using the tax rates that have been enacted or substantially enacted by the balance sheet date, and are expected to apply when the deferred tax liability is settled or the deferred tax asset is realised.

Deferred tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Tax is recognised in the income statement, except where it relates to items recognised directly in equity, in which case it is recognised in equity.

Share-based payments

The Group applies the requirements of IFRS 2 to equity-based employee compensation schemes in respect of awards granted after 7 November 2002 which remain unvested at 1 January 2005, the dates specified in IFRS 1.

The cost of employees’ services received in exchange for the grant of options is measured at the fair value of the options granted and is expensed. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (e.g. earnings per share). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the Group revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity. The fair value is measured based on an appropriate valuation model, taking into account the terms and conditions upon which the options were granted.

In order to hedge the related exposure, the Group buys the number of shares necessary to satisfy rights to shares arising on the exercise of share options and on the vesting of the share matching and performance related share awards. These shares are accounted for as a deduction from shareholders’ funds. No additional shares are issued as a result of the equity compensation plan. When the options are exercised, equity is increased by the amount of the proceeds received.

Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company’s equity share capital (Treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to the Company’s equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

Enquiries

Alex Parsons	Group Media Relations Manager	Tel: +44 (0)117 933 7241

Simon Evans	Group Media Relations Executive	Tel: +44 (0)117 933 7357

John Nelson-Smith	Investor Relations Manager	Tel: +44 (0)117 933 7032

Copies of our announcements are available on our website:  www.imperial-tobacco.com